

May 14, 2021

Kevin Morris
Chief Financial Officer
Miso Robotics, Inc.
561 E. Green St.
Pasadena, CA 91101

> **Re: Miso Robotics, Inc.**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 2**
> **Filed May 13, 2021**
> **File No. 024-11112**

Dear Mr. Morris:

  This is to advise you that we do not intend to review your amendment.

  We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Anna Abramson, Staff Attorney, at 202-551-4969 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Andrew Stephenson, Esq.